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                              July 13, 2023

       Jon Heimer
       Chief Executive Officer
       Olink Holding AB (publ)
       Uppsala Science Park SE- 75,183
       Uppsala , Sweden

                                                        Re: Olink Holding AB
File No. 1-40277

       Dear Jon Heimer:

               We have reviewed your filing and have the following comment. Please respond within ten business days by providing the requested information or advising us when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response we may have additional comments.

       Form 20-F filed March 27, 2023

       ltem 16C. Principal Accountant Fees and Services, page 114

   1. We note your disclosure that non-audit services provided by Ernst & Young AB in 2022 mainly refers to
services assistance for Olink Insight. For both fiscal year 2022 and 2021, please describe for us
in more detail the nature of the non-audit services provided by Ernst
                                                        & Young AB. Address the
facts and circumstances considered in the evaluation of S-X
                                                        Rule 2-01(c)(4),
including whether or not your auditor was involved in designing or implementing a hardware
or software system that aggregates source data underlying the financial statements or
generates information that would place the accountant in the position of auditing
his or her own work.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Jeanne Baker at 202.551.3691
       if you have any questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Industrial Applications and

                              Services